SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 27, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles, S.A. press release regarding Active customers base.

27/01/2004

Press Release

TELEFÓNICA MÓVILES’ ACTIVE CUSTOMER BASE SURPASSED 52 MILLION IN 2003

•	Total active managed customers rose by over 10.5 million, an annual increase of over 25%. In the month of December alone, Telefónica Móviles’ client base increased by more than 2.7 million customers.

•	The increase of more than 4.2 million clients in the fourth quarter was the largest quarterly organic growth in the history of the Telefónica Móviles Group.

This document contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Madrid, 27 January 2004.- Telefónica Móviles ended 2003 with over 52 million active managed customers. These figures consolidate Telefónica Móviles’ position as one of the largest mobile telephony groups in the world and reflect the significant commercial activity of all the Group’s operators in the fourth quarter of the year, when Telefónica Móviles increased its active client base by more than 4.2 million customers. In the month of December alone, Telefónica Móviles added more than 2.7 million active clients.

These 4.2 million new active managed customers represent the highest organic growth (excluding the impact of acquisitions and mergers) in one quarter in the history of the Telefónica Móviles Group.

During the year, the number of active managed clients rose by over 10.5 million, or more than 25%.

By geographical regions, Telefónica Móviles España exceeded 19.66 million customers, a year-on-year increase of 7%, after having gained over half a million new customers in fourth quarter 2003. The performance of Telefónica Móviles España’s quarterly net adds reflects the satisfactory results of the company’s commercial policy, both with respect to customer loyalty and customer acquisition.

In Brazil, Vivo, the joint venture between Telefónica Móviles and Portugal Telecom, exceeded 20.6 million active customers, with an increase of close to 2.2 million new customers in fourth quarter 2003 and close to 7 million since the beginning of the year. Accordingly, Vivo consolidates its leadership of the Brazilian mobile telephony market, with an estimated average market share of 56% in its areas of operation, thanks to its having the most advanced range of latest generation services and a successful unified commercial offering under the Vivo brand.

In Mexico, the efforts made to extend the coverage of the GSM network in the country, which exceeded initial targets, and a more extensive distribution channel – with over 6,000 points of sale at the end of 2003 – boosted commercial activity significantly in the last few months of the year. As a result, Telefónica Móviles had a net increase of 725,000 clients in fourth quarter 2003 (191,000 in third quarter 2003) and added more than a million new customers during the year. Telefónica Móviles México achieved a significant success in its Christmas campaign, adding more than half a million active clients in the month of December, for a net increase of 725,000 clients in fourth quarter 2003 (191,000 in third quarter 2003). As a result, the Company added more than a million new customers in the year.

All this brought Telefónica Móviles Mexico’s client base to nearly 3.5 million active customers at the end of 2003, placing it in a solid position to capture a significant part of the growth in the Mexican mobile market during 2004.

In Argentina, Telefónica Móviles exceeded 1.8 million active customers, a year-on-year increase of 13%, with commercial activity growing in the fourth quarter of the year.

Telefónica Móviles Perú had over 1.5 million active customers at the end of 2003, a 22% increase from the previous year, thanks to its progress in the development of the new generations of mobile telephony, which has allowed the company to consolidate its leadership.

In Chile, Telefónica Móvil (the subsidiary of CTC Chile managed by Telefónica Móviles) ended 2003 with 2.3 million active customers, 23% more than in December 2002. The strong net adds in fourth quarter 2003 were boosted by its offer of GSM services.

In Morocco, Médi Telecom reached 2.1 million active clients, a year-on-year increase of 29%.

The solid results obtained in the last quarter of the year, with growing activity in all markets, confirm the dynamism of the markets in which Telefónica Móviles Group is present and the company’s ability to capture the largest share of the high growth potential of these markets.

More information at http://www.telefonicamoviles.com

Dirección de División de Comunicación	Tel: +34 91 423 40 44
Paseo de Recoletos, 7 y 9	Fax: +34 91 423 40 11
28004 Madrid	e-mail: prensa_tm@telefonicamoviles.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: January 27, 2004	By:	/s/ Antonio Viana Baptista

	Name:	Antonio Viana Baptista
	Title:	Chief Executive Officer